UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-40086

AlphaTON Capital Corp

(Translation of registrant’s name into English)

Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

INCORPORATION BY REFERENCE

This report on Form 6-K (including any exhibits attached hereto) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-275842 and 333-289199) and Form F-3 (File Nos. 333-286961, 333-290827, 333-291341 and 333-291921) of AlphaTON Capital Corp (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On March 2, 2026, AlphaTON Capital Corp (the “Company”) received a deficiency letter from the Nasdaq Listing Qualifications Department (the “Staff”) notifying the Company that because the closing bid price for the Company’s common stock was below $1.00 per share for the last 30 consecutive business days, the Company did not meet the $1.00 per share minimum bid price requirement for continued inclusion on the Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”). The deficiency letter does not result in the immediate delisting of the Company’s common stock from the Nasdaq Capital Market.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided an initial period of 180 calendar days, or until August 31, 2026 (the “Compliance Period”), to regain compliance with the Bid Price Rule. If, at any time during the Compliance Period, the closing bid price per share of the Company’s common stock is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide written notification to the Company that it complies with the Bid Price Rule, unless the Staff exercises its discretion to extend this 10 day period pursuant to Nasdaq Listing Rule 5810(c)(3)(H).

The Nasdaq letter also provides that in the event the Company does not regain compliance by August 31, 2026, the Company may be eligible for an additional 180 calendar day period to regain compliance. To qualify, the Company must meet the continued listing requirement for market value of publicly held shares and all other initial listing standards of the Nasdaq Capital Market, with the exception of the bid price requirement. Notwithstanding the terms set forth in the Nasdaq letter, there can be no assurance that the Company will be eligible for an additional 180 calendar day period to regain compliance.

If the Company meets the applicable requirements, Nasdaq will inform the Company that it has been granted an additional 180 calendar days. If, however, it appears to Nasdaq that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq could provide notice that the Company’s common stock will become subject to delisting. In such event, Nasdaq rules would permit the Company to appeal the delisting determination to a Nasdaq Hearings Panel.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2026

ALPHATON CAPITAL CORP

By:	/s/ Brittany Kaiser
Brittany Kaiser
Chief Executive Officer